Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2025

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2025

____________________
__________________________________
____________________

The amounts are stated in U.S. dollars in thousands, except share and per share data

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

(Unaudited)

	December 31,	June 30,
	2024	2025
Assets
CURRENT ASSETS:
Cash and cash equivalents	$19,489	$10,221
Bank deposits	12	12
Marketable securities	4,425	14,054
Accounts receivables	3,595	10,040
Prepaid expenses and other current assets	3,774	1,935
TOTAL CURRENT ASSETS	31,295	36,262

NON-CURRENT ASSETS:
Restricted long-term deposits and cash equivalents	1,291	1,308
Long-term receivables	1,024	-
Property and equipment, net	202	162
Operating lease right-of-use assets	1,426	1,230
Other long-term assets	13	-
Funds in respect of employee rights upon retirement	595	345
TOTAL NON-CURRENT ASSETS	4,551	3,045
TOTAL ASSETS	$35,846	$39,307
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$1,265	$1,165
Other accounts payable	3,590	3,308
Current maturities of operating leases	430	482
TOTAL CURRENT LIABILITIES	5,285	4,955

LONG-TERM LIABILITIES:
Operating leases liabilities	878	700
Liability for employee rights upon retirement	833	415
Other long-term Liability	-	1,355
TOTAL LONG-TERM LIABILITIES	1,711	2,470
TOTAL LIABILITIES	6,996	7,425

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 1 par value – authorized: 5,000,000 as of December 31, 2024 and June 30, 2025, respectively; issued and outstanding: 2,785,787 as of December 31, 2024 and June 30, 2025, respectively *	774	774
Additional paid-in capital	258,959	259,189
Accumulated deficit	(230,883)	(228,081)
TOTAL SHAREHOLDERS' EQUITY	28,850	31,882
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$35,846	$39,307

*All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split. For additional information see note 6a.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2024	2025	2024	2025
REVENUE	$5,899	$18,292	$5,433	$17,261
RESEARCH AND DEVELOPMENT EXPENSES	7,783	13,489	2,438	4,646
GENERAL AND ADMINISTRATIVE EXPENSES	3,203	2,642	1,371	1,385
OPERATING INCOME (LOSS)	$(5,087)	2,161	$1,624	$11,230
FINANCIAL INCOME, net	719	641	352	380
NET INCOME (LOSS) FOR THE PERIOD	$(4,368)	2,802	$1,976	$11,610
BASIC AND DILUTED EARNINGS (LOSS) PER ORDINARY SHARE	$(1.57)	$1.01	$0.71	$4.17
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED EARNINGS (LOSS) PER SHARE *	2,785,787	2,785,787	2,785,787	2,785,787

*All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split. For additional information see note 6a.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares *	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2024	2,785,787	774	258,173	(220,303)	38,644
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2024:
Loss for the period	-	-		(4,368)	(4,368)
Share-based compensation	-	-	626		626
BALANCE AT JUNE 30, 2024	2,785,787	774	258,799	(224,671)	34,902

BALANCE AS OF JANUARY 1, 2025	2,785,787	774	258,959	(230,883)	28,850
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2025:
Income for the period	-	-	-	2,802	2,802
Share-based compensation	-	-	230	-	230
BALANCE AT JUNE 30, 2025	2,785,787	774	259,189	(228, 081)	31,882

*All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split. For additional information see note 6a.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares *	Amounts	Amounts
BALANCE AS OF APRIL 1, 2024	2,785,787	774	258,524	(226,647)	32,651
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2024:
Income for the period	-	-		1,976	1,976
Share-based compensation	-	-	275	-	275
BALANCE AT JUNE 30, 2024	2,785,787	774	258,799	(224,671)	34,902

BALANCE AS OF APRIL 1, 2025	2,785,787	774	259,089	(239,691)	20,172
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2025:
Income for the period	-	-	-	11,610	11,610
Share-based compensation	-	-	100	-	100
BALANCE AT JUNE 30, 2025	2,785,787	774	259,189	(228, 081)	31,882

*All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split. For additional information see note 6a.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30
	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Imcome (loss) for the period	$(4,368)	$2,802
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	125	68
Changes in accrued liability for employee rights upon retirement, net	(10)	(166)
Share-based compensation expenses	626	230
Financial expenses (income), net	(2)	48
Net changes in operating leases	(45)	71
Changes in fair value of marketable securities	(87)	140
Changes in operating asset and liabilities:
Accounts receivables	(5,682)	(6,445)
Prepaid expenses and other current assets	1,065	2,878
Accounts payable, accrued expenses and other	751	973
Net cash provided by (used in) operating activities	(7,627)	599
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(26)
Proceeds from sale of property and equipment	4	-
Investment in marketable securities	-	(14,078)
Proceeds from maturity of marketable securities	5,646	4,309
Short-term deposits	6,000	-
Long-term deposits	821	(17)
Net cash provided by (used in) investing activities	12,471	(9,812)
CASH FLOWS FROM FINANCING ACTIVITIES:	-	-
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	2	(48)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS	4,846	(9,261)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	7,863	20,665
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$12,709	$11,404
Cash and Cash equivalents	11,549	10,221
Restricted cash equivalents included in restricted long-term deposits and cash equivalents	1,160	1,183
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	12,709	11,404
SUPPLEMENTARY INFORMATION:
Interest received	$1,121	$369

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

The Company is an innovative dermatology company with a successful track record of two NDA approvals and advanced orphan drugs pipeline. The Company has two approved drugs: (i) Twyneo®, which was developed for the treatment of acne vulgaris and received marketing authorization by the U.S. Food and Drug Administration (the "FDA") on July 27, 2021 and (ii) Epsolay®, a treatment for subtype II rosacea that received marketing authorization by the FDA on April 25, 2022. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician. On August 15, 2024, the Company entered into a Termination Agreement ("the Agreement") with Padagis, according to which Padagis will pay to the Company $4,250 and future royalties, see Note 5c.

On January 27, 2023 the Company entered into an asset purchase agreement ("APA") with PellePharm, Inc. (hereafter - “PellePharm”), pursuant to which the Company agreed to purchase all of the assets related to the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome (such compound designated as investigational compound SGT-610). On January 30, 2023, upon closing of the transaction, the Company paid an upfront payment (hereafter - "upfront payment") of $4 million to PellePharm. The Company is required to pay an additional amount of $0.7 million, subject to the terms as defined in the APA, 15 months from the closing date, as of the date of the financial statements the amount was not paid. In addition, the Company will be required to pay total development and NDA acceptance milestones of up to $6 million, and up to $64 million in commercial milestones which amount increases to $89 million when sales exceed $500 million as well as single digit royalties which increase to double digit royalties when sales exceed $500 million.

During March 2024 the first development milestone event was completed and the Company recorded an amount of $500 as clinical expenses.

The upfront payment and the additional development milestone payments under the APA represent payments for research and development in-process ("IPR&D") acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use. Accordingly, such payments are expensed as incurred and are recognized as research and development expenses.

On May 15, 2024, the Company and Shenzhen Beimei Pharmaceutical Co. Ltd. ("Beimei"), entered into an asset purchase agreement. For further details, see Note 5d.

At the beginning of 2025, the Company committed to fund approximately $2.9 million (€2.7 million) for a hydrogenator at Ajinomoto Bio-Pharma Services ("Omnichem") to support the commercial manufacturing of Patidegib API.

The payment will be made in two installments:

a.	$1.4 million (€1.3 million) paid in March 2025.

b.
$1.5 million (€1.4 million) is due in December 2026, which payment is composed of deferred principal and accrued interest. Accordingly, as of June 30, 2025, the total amount of this payment is recorded under Other Long-Term Liabilities in the balance sheet, amounting to $1.35 million

The Company recognized R&D expenses for a total amount of $2.6 million which is measured on a present value basis

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS: (continued):

On April 17, 2025, the Company entered into a product purchase agreement with a subsidiary of Mayne Pharma Group Limited (“Mayne Pharma”) for the sale and exclusive license of the U.S. rights to EPSOLAY and TWYNEO. Under the terms of the agreement, the Company is entitled to receive a total of $16 million in two installments: $10 million in the second quarter of 2025 and $6 million in the fourth quarter of 2025. In May 2025, the Company received $10 million in connection with the agreement.This agreement was executed following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both product, see Note 5e.

The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary supports the Company with regard to marketing, regulatory affairs and business development relating to its products and technology in the U.S. The Subsidiary ceased to operate in 2024.

In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. During January 2025, a cease fire with Hamas was declared. As of the date of these consolidated financial statements, the war is ongoing and continues to evolve. On June 21, 2025, U.S. President Donald Trump announced that the United States had conducted air strikes against three nuclear sites within Iran. On June 24, 2025, U.S. Pre sident Donald Trump announced that a ceasefire had been reached and as of such date there has been no further escalation of hostilities between Israel and Iran; however there is no assurance that the ceasefire will be upheld and military activity and hostilities may continue to exist at varying levels of intensity. Any or all of these situations may potentially escalate in the future to more violent events.

Currently, the Company’s activities in Israel remain largely unaffected. During the six months ended June 30, 2025, there was no material impact on the Company's ongoing operations in Israel. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

Risk and Uncertainties

Since incorporation through June 30, 2025, the Company has an accumulated deficit of $228,081  and its activities have been funded mainly by its shareholders, license agreements and sale of IP, see also Note 5. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations.

Management expects that the Company's cash and cash equivalents, deposits and marketable securities (including the amounts to be received from the transaction with Mayne) will allow the Company to fund its operating plan through at least the next 12 months from the financial statement issuance date.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

a.
Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements.  In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2025, the consolidated results of operations and the statements of changes in shareholders' equity for the six and three month periods ended June 30, 2025 and 2024 and the statements of cash flows for the six month periods ended June 30, 2025 and 2024.

The consolidated results for the six month period ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2024. The comparative balance sheet at December 31, 2024 has been derived from the audited financial statements at that date but does not include all disclosures required by U.S. GAAP.

b.	Earnings (Loss) per share

Basic earnings (loss) per share is computed on the basis of the net earnings (loss) for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary shares include outstanding stock options and warrants, which are included under the treasury stock method when dilutive.

The calculation of diluted earnings per share, does not include 693,360 options and warrants for the three months ended June 30, 2025 and 650,177 options and warrants for the three months ended June 30, 2024, respectively, as they are out of the money and therefore, their effect would be anti-dilutive.

The calculation of diluted earnings per share does not include 689,847 options and warrants for the six months ended June 30, 2025 as they are out of the money and therefore, their effect would be anti-dilutive.

The calculation of diluted loss per share does not include 699,386  options and warrants for the six months ended June 30, 2024, respectively, because the effect would be anti-dilutive.

c.	Newly issued accounting pronouncements, not yet adopted:

1)
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily though changes to disclosure regarding rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:: (continued):

2)
In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

NOTE 3 – MARKETABLE SECURITIES:

The following table sets forth the Company’s marketable securities for the indicated periods:

	December 31,	June 30,
	2024	2025
Level 2 securities:
Corporate bonds*	$4,425	$8,825
U.S government	-	$5,229
Total	$4,425	$14,054

* Investments in Corporate bonds rated A or higher.

The Company elected the fair value option to measure and recognize its investments in debt securities in accordance with ASC 825, Financial Instruments as the Company manages its portfolio and evaluates the performance on a fair value basis.

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the indicated periods:

	Marketable securities
	For the year ended	For the Six Months
	December 31, 2024	ended June 30, 2025

Balance at beginning of the period	$20,471	$4,425
Purchases	-	14,078
Maturity	(15,871)	(4,309)
Changes in fair value during the period	(175)	(140)
Balance at end of the period	$4,425	$14,054

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 4 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Revenue:

	Six months ended June 30		Three months ended June 30
	2024	2025	2024	2025
Royalties revenue	$1,056	$683	$612	$530
Sale of IP	4,800	16,000	4,800	16,000
License revenue	-	1,577	-	717
Support services	43	32	21	14
Total revenue	$5,899	$18,292	$5,433	$17,261

Research and development expenses:

	Six months ended June 30		Three months ended June 30
	2024	2025	2024	2025
Payroll and related expenses	$1,957	1,687	$1,000	$763
Clinical and preclinical trials expenses	3,693	3,660	905	1,850
Professional consulting and subcontracted work	1,451	4,722	214	1,656
Supplier-led manufacturing development	-	2,749	-	-
Other	682	671	319	377
Total Research and development expenses	$7,783	$13,489	$2,438	$4,646

NOTE 5 – REVENUE AGREEMENTS:

a.
In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of two of the Company's most advanced investigational drug products (Twyneo® and Epsolay®) in the United States. During the six months ended June 30, 2025 and 2024 the Company recognized $433 and $723, respectively, as revenue from royalties in respect of the license agreement for both products. In April 2025, this agreement was mutually terminated by Sol - Gel and Galderma.

b.
On June 6, 2023, the Company and Searchlight Pharma Inc. (“Searchlight”), a private Canadian specialty pharmaceutical company, signed on an exclusive license agreements for Twyneo® and Epsolay® for the Canadian market, over a fifteen-year term that is renewable for subsequent five-year periods. Searchlight will be responsible for obtaining and maintaining any regulatory approvals required to market and sell the drugs in Canada, with support from the Company.

Under the agreement, the Company will receive up to $11 million in upfront payments and regulatory and sales milestones for both drugs, combined. In addition, the Company will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 5 – REVENUE AGREEMENTS: : (continued):

In June 2023, the Company received $500 as an upfront payment in connection with the license agreement and related support provided to Searchlight for obtaining the regulatory approval in the Canadian market. The Company is also required to support Searchlight during such period if needed based on agreed upon rates. The Company has identified two performance obligations in the license agreement as follows: (i) the license to market the products in Canada; and (ii) continuing support during the regulatory approval process.

The Company recorded a contract liability in respect of the support services of $40 and $64 and $78  as of June 30, 2025, December 31, 2024  and  June 30, 2024, respectively.

The Company recognized revenue of of $24 and $42 from continuing services in the six months ended June 30, 2025 and 2024, respectively.

In addition, the Company recognized $750 and $0 as license revenue in  in the six months ended June 30, 2025 and 2024, respectively.

c.
In August 15, 2024, the Company entered into a Termination Agreement ("the Agreement") with the Padagis Israel Pharmaceuticals Ltd (“Padagis”). The purpose of the Agreement is to terminate the Development, Manufacturing and Commercialization Agreement dated June 28, 2020, and to sell its rights to Padagis in relation to Roflumilast cream and Roflumilast foam. As consideration for the Agreement between the parties, Padagis will pay to the Company $4,250, which will paid in eight quarterly installments. In addition, in the end of each quarter for five years as of the Launch Date (the date of first commercial sale of the Product in the Territory by Padagis or its Affiliates pursuant to the ANDA), Padagis shall pay Sol-Gel 2% royalties of Padais’s Gross Profits for that Product.

The Company has identified one performance obligation in the agreement. Revenue from sale of IP is recognized at a point in time, upon transfer of control over the sale of the IP to Padagis. Royalties from sale of IP are included in the transaction price based on expected value  method but included in the transaction price only when it is probable that a significant reversal of cumulative revenues will not occur. For the year ended December 31, 2024, the Company recognized revenue for a total amount of $3.8 million which is measured on a present value basis. This amount does not include variable consideration that was determined to be constrained (not probable that would not result in a significant reversal).

d.
On May 15, 2024, the Company and Beimei, a private Chinese company, signed an agreement for purchase by Beimei of certain rights in the intellectual property ("IP") related to Twyneo, for the treatment of acne vulgaris, in the mainland of China, Hong Kong, Macau, Taiwan and Israel. Under the terms of the agreement, Beimei will purchase from the Company the IP in these territories. The Company is also required to support Beimei to a certain extent during the period until obtaining regulatory approval. The Company may provide further support services to Beimei, if needed, based on agreed upon rates. In return, Sol-Gel is to receive payments of up to $10 million (including amounts contingent on achieving certain milestones) and up to $5 million as royalty payments on net sales.

The Company has identified multiple performance obligations in the agreement. Revenue from sale of IP is recognized at a point in time, upon transfer of control over the IP to Beimei. Support services are recognized over time as the services are performed.

In July and November 2024, the Company received $2 million and $1.5 million, respectively in connection with the agreement.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 5 – REVENUE AGREEMENTS: : (continued):

For the six months ended June 30, 2025, the Company did not recognize any revenue from the sale of intellectual property (IP), compared to $4.8 million recognized for the six-month period ended June 30, 2024 .This amount does not include variable consideration that was determined to be constrained (not probable that would not result in a significant reversal).

In addition, the Company allocated $200 to the support services to be recognized over time. For the six months ended June 30, 2025, the Company recognized a total amount of $8 thousand for continuing support. As of June 30, 2025, and December 31, 2024 the Company recorded a contract liability in respect of the support services of $122 and $130, respectively.

e.
On April 17, 2025, the Company entered into a product purchase agreement with a subsidiary of Mayne Pharma Group Limited (“Mayne Pharma”) for the sale and exclusive license of the U.S. rights to EPSOLAY and TWYNEO. Under the terms of the agreement, the Company is entitled to receive a total of $16 million in two installments: $10 million in the second quarter of 2025 and $6 million in the fourth quarter of 2025. As of June 30, 2025, revenue of $16 million was recognized, while a remaining balance of $6 million has not yet been received. This agreement was executed following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products.

NOTE 6 – SHARE CAPITAL:

a.	Ordinary shares

On April 1, 2025, the Company’s shareholders approved a reverse share split of all the Company’s outstanding ordinary shares at a ratio of between 2:1 and 10:1 at a special meeting of shareholders. On April 9, 2025, the Board of Directors approved a 1-for-10 reverse share split of the Company’s ordinary shares, which became effective on Friday, May 2, 2025. In conjunction with the reverse share split, pursuant to the amended articles of association, the par value of the Company’s ordinary shares was adjusted from 0.1 NIS per share to 1.0 NIS per share, and the share capital was adjusted from 50,000,000 to 5,000,000 ordinary shares. All references made to share or per share amounts in the condenced consolidated financial statements and applicable disclosures herein are presented to reflect retroactive effect to the reverse share split.

b.	Options grants

During the six months ended June 30, 2025, the Company granted 14,054 options to executive officers:

In February 2025, the Company granted a total of 14,054 options to executive officers to purchase ordinary shares at an exercise price of $8.96 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 6 – SHARE CAPITAL : (continued):

The weighted average fair value of options granted in February 2025 was 53$. The underlying data used for computing the fair value of the options are as follows:

2025
Value of one ordinary share	$6.0
Dividend yield	0%
Expected volatility	69.85%
Risk-free interest rate	4.48%
Expected term	7 years

NOTE 7 – RELATED PARTIES:

a.	Related parties include the controlling shareholder and companies under his control, the board of directors and the executive officers of the Company.

b.	As to options granted to executive officers, see note 6.

c.
As of January 1, 2025, Mr. Mori Arkin, the Company’s Executive Chairman and controlling shareholder serves as the interim CEO of the Company. Mr. Arkin will not be entitled to any compensation for assuming this position.

NOTE 8 – SEGMENTS

Our chief operating decision maker (“CODM”), the Chief Executive Officer, manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance based on consolidated net income which is consistent with the basis the consolidated statements of operations are presented. In addition, the CODM examines research and development expenses separately in order to make operating decisions. For additional information regarding research and development expenses, see note 4.

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